SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: HY11 part 4 of 5

Part 4 of 5

New business

New business

B1 - Geographical analysis of life, pension and investment sales

			% Growth
	6 months 2011 £m	6 months 2010 £m	Sterling	Local2 currency
Life and pensions business - Present value of new business premiums1
United Kingdom	5,468	5,194	5%	5%
France	2,345	2,827	(17)%	(17)%
Ireland	553	476	16%	16%
Italy	1,778	3,052	(42)%	(42)%
Poland	305	319	(4)%	(4)%
Spain	1,015	1,060	(4)%	(4)%
Other Europe	293	258	14%	17%
Aviva Europe	6,289	7,992	(21)%	(21)%
North America	1,658	2,334	(29)%	(25)%
China	207	235	(12)%	(11)%
Hong Kong	83	79	5%	11%
India	50	58	(14)%	(11)%
Singapore	244	143	71%	63%
South Korea	242	201	20%	22%
Other Asia	76	78	(3)%	(5)%
Asia Pacific	902	794	14%	14%
Total life and pensions - continuing operations	14,317	16,314	(12)%	(11)%
Total life and pensions - discontinued operations4	1,085	1,732	(37)%	(37)%
Total life and pensions	15,402	18,046	(15)%	(14)%
Investment sales3
United Kingdom	782	849	(8)%	(8)%
Europe (Aviva Investors)	770	731	5%	5%
Asia (Aviva Investors)	161	109	48%	35%
Asia	117	108	8%	4%
Asia Pacific	278	217	28%	20%
Total investment sales - continuing operations	1,830	1,797	2%	1%
Total investment sales - discontinued operations4	170	395	(57)%	(57)%
Total investment sales	2,000	2,192	(9)%	(9)%
Total long-term savings sales - continuing operations	16,147	18,111	(11)%	(10)%
Total long-term savings sales - discontinued operations4	1,255	2,127	(41)%	(41)%
Total long-term savings sales	17,402	20,238	(14)%	(13)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Local currency growth rates are calculated based on constant rates of exchange.
3. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
4. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.
5. United Kingdom life and pensions business includes £34 million (30 June 2010: £218 million) relating to the Aviva Investors Pooled Pension business.

Page 73

B2 - Product analysis of life and pension sales

	Present value of new business premiums1
			% Growth
	6 months 2011 £m	6 months 2010 £m	Sterling	Local2 currency
Life and pensions business
Pensions	2,742	2,061	33%	33%
Annuities	1,610	1,603	-	-
Bonds	466	828	(44)%	(44)%
Protection	490	507	(3)%	(3)%
Equity release	160	195	(18)%	(18)%
United Kingdom	5,468	5,194	5%	5%
Pensions	640	751	(15)%	(15)%
Savings	5,026	6,670	(25)%	(25)%
Annuities	57	35	63%	63%
Protection	566	536	6%	6%
Aviva Europe	6,289	7,992	(21)%	(21)%
Life	456	505	(10)%	(4)%
Annuities	1,202	1,829	(34)%	(30)%
North America	1,658	2,334	(29)%	(25)%
Asia Pacific	902	794	14%	14%
Total life and pensions sales - continuing operations	14,317	16,314	(12)%	(11)%
Total life and pensions sales - discontinued operations3	1,085	1,732	(37)%	(37)%
Total life and pensions sales	15,402	18,046	(15)%	(14)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B3 - Trend analysis of PVNBP - cumulative

	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	2Q11 YTD £m
Life and pensions business - Present value of new business premiums1
Pensions	941	2,061	3,028	4,062	1,124	2,742
Annuities	877	1,603	2,291	3,170	785	1,610
Bonds	412	828	1,277	1,686	271	466
Protection	231	507	737	944	250	490
Equity release	96	195	298	436	83	160
United Kingdom	2,557	5,194	7,631	10,298	2,513	5,468
France	1,550	2,827	3,869	4,918	1,271	2,345
Ireland	247	476	680	938	280	553
Italy	1,567	3,052	3,793	4,456	874	1,778
Poland	206	319	469	603	149	305
Spain	590	1,060	1,447	2,084	524	1,015
Other Europe	125	258	382	538	151	293
Aviva Europe	4,285	7,992	10,640	13,537	3,249	6,289
North America	997	2,334	3,668	4,728	786	1,658
Asia Pacific	409	794	1,153	1,617	426	902
Total life and pensions	8,248	16,314	23,092	30,180	6,974	14,317
Investment sales2	870	1,797	2,556	3,387	869	1,830
Total long term saving sales - continuing operations	9,118	18,111	25,648	33,567	7,843	16,147
Total long term saving sales - discontinued operations3	1,056	2,127	2,945	3,793	921	1,255
Total long term saving sales	10,174	20,238	28,593	37,360	8,764	17,402

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B4 - Trend analysis of PVNBP - discrete

	1Q10 £m	2Q10 £m	3Q10 £m	4Q10 £m	1Q11 £m	2Q11 £m	% Growth on 1Q11 Sterling
Life and pensions business - Present value of new business premiums1
Pensions	941	1,120	967	1,034	1,124	1,618	44%
Annuities	877	726	688	879	785	825	5%
Bonds	412	416	449	409	271	195	(28)%
Protection	231	276	230	207	250	240	(4)%
Equity release	96	99	103	138	83	77	(7)%
United Kingdom	2,557	2,637	2,437	2,667	2,513	2,955	18%
France	1,550	1,277	1,042	1,049	1,271	1,074	(15)%
Ireland	247	229	204	258	280	273	(3)%
Italy	1,567	1,485	741	663	874	904	3%
Poland	206	113	150	134	149	156	5%
Spain	590	470	387	637	524	491	(6)%
Other Europe	125	133	124	156	151	142	(6)%
Aviva Europe	4,285	3,707	2,648	2,897	3,249	3,040	(6)%
North America	997	1,337	1,334	1,060	786	872	11%
Asia Pacific	409	385	359	464	426	476	12%
Total life and pensions	8,248	8,066	6,778	7,088	6,974	7,343	5%
Investment sales2	870	927	759	831	869	961	11%
Total long term saving sales - continuing operations	9,118	8,993	7,537	7,919	7,843	8,304	6%
Total long term saving sales - discontinued operations3	1,056	1,071	818	848	921	334	(64)%
Total long term saving sales	10,174	10,064	8,355	8,767	8,764	8,638	(1)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Page 75

B5 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums								Single premiums
	6 months 2011 £m	Local currency growth	WACF	Present value £m	6 months 2010 £m	Local currency growth	WACF	Present value £m	6 months 2011 £m	6 months 2010 £m	Local currency growth
Pensions	346	66%	4.5	1,562	208	(8)%	4.7	985	1,180	1,076	10%
Annuities	-	-	-	-	-	-	-	-	1,610	1,603	-
Bonds	-	-	-	-	-	-	-	-	466	828	(44)%
Protection	78	(1)%	6.3	490	79	8%	6.4	507	-	―	-
Equity release	-	-	-	-	-	-	-	-	160	195	(18)%
United Kingdom	424	48%	4.8	2,052	287	(4)%	5.2	1,492	3,416	3,702	(8)%
France	47	(13)%	6.6	308	54	15%	7.2	389	2,037	2,438	(16)%
Ireland	32	(11)%	3.9	125	36	(3)%	4.1	146	428	330	30%
Italy	39	5%	5.5	215	37	(51)%	5.2	191	1,563	2,861	(45)%
Poland	29	-	7.6	219	29	(34)%	9.4	273	86	46	87%
Spain	53	(10)%	5.7	300	59	(8)%	5.6	333	715	727	(2)%
Other Europe	50	22%	4.7	234	43	-	4.8	207	59	51	20%
Aviva Europe	250	(2)%	5.6	1,401	258	(17)%	6.0	1,539	4,888	6,453	(24)%
North America	47	2%	9.6	453	49	20%	10.2	502	1,205	1,832	(30)%
Asia Pacific	139	17%	4.9	678	119	24%	4.4	527	224	267	(16)%
Total life and pensions sales - continuing operations	860	21%	5.3	4,584	713	(8)%	5.7	4,060	9,733	12,254	(20)%
Total life and pensions sales - discontinued operations1	73	(16)%	9.1	663	87	(12)%	10.1	878	422	854	(51)%
Total life and pensions	933	17%	5.6	5,247	800	(9)%	6.2	4,938	10,155	13,108	(22)%

1. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B6 - Geographical analysis of regular and single premiums - investment sales

	Regular			Single			PVNBP
	6 months 2011 £m	6 months 2010 £m	Local currency growth	6 months 2011 £m	6 months 2010 £m	Local currency growth	Local currency growth
Investment sales
United Kingdom	-	43	(100)%	782	797	(2)%	(8)%
Europe (Aviva Investors)	3	3	-	767	728	5%	5%
Asia (Aviva Investors)	-	-	-	161	109	35%	35%
Asia	-	-	-	117	108	4%	4%
Asia Pacific	-	-	-	278	217	20%	20%
Total investment sales - continuing operations	3	46	(93)%	1,827	1,742	4%	1%
Total investment sales - discontinued operations1	-	-	-	170	395	(57)%	(57)%
Total investment sales	3	46	(93)%	1,997	2,137	(7)%	(9)%

1. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Page 76

B7 - Life and pensions new business - net of tax and non-controlling interests

	Present value of new business premiums			Value of new business				New business margin
Life and pensions (net of tax and non-controlling interests)	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011%	6 months 2010%	Full year 2010%
United Kingdom	5,468	5,194	10,298	140	126	254	2.6%	2.4%	2.5%
France	1,947	2,367	4,340	53	58	100	2.7%	2.5%	2.3%
Ireland	415	356	704	1	1	1	0.2%	0.3%	0.1%
Italy	792	1,351	1,965	15	24	42	1.9%	1.8%	2.1%
Poland	276	279	531	14	14	29	5.1%	5.0%	5.5%
Spain	555	580	1,136	17	22	43	3.1%	3.8%	3.8%
Other Europe	293	259	538	11	10	15	3.8%	3.8%	2.8%
Aviva Europe	4,278	5,192	9,214	111	129	230	2.6%	2.5%	2.5%
North America	1,658	2,334	4,728	(55)	2	(126)	(3.3)%	0.1%	(2.7)%
Asia Pacific	889	787	1,598	27	14	41	3.0%	1.8%	2.6%
Total life and pensions sales - continuing operations	12,293	13,507	25,838	223	271	399	1.8%	2.0%	1.5%
Total life and pensions sales - discontinued operations1	599	937	1,721	-	(25)	(41)	-	(2.7)%	(2.4)%
Total life and pensions	12,892	14,444	27,559	223	246	358	1.7%	1.7%	1.3%

1. Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Capital management

C1 - Capital management objectives and approach

The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva's capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.
      Overall capital risk appetite, which is reviewed and approved by the Aviva board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group's strategic target of maintaining credit ratings in the AA range.
      In managing capital we seek to:

■ maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

■ optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■ retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■ allocate capital rigorously across the group, to drive value adding growth through optimizing risk and return; and

■ declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

In line with these objectives, the capital generated and invested by the Group's businesses is a key management focus. Operating capital generation, which measures net capital generated after taking into account capital invested in new business (before the impact of non-operating items) is a core regulatory capital based management performance metric used across the Group. This is embedded in the Group business planning process and other primary internal performance and management information processes.
      Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this, we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).
      Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
      The group's overall financial strength is reflected in our credit ratings. The group's rating from Standard and Poors is AA- ("very strong") with a Stable outlook; Aa3 ("excellent") with a Stable outlook from Moody's; and A ("excellent") with a Positive outlook from A M Best. These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and very strong liquidity position.

C1 - Capital management objectives and approach continued

Economic capital

We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. A mixture of scenario based approaches and stochastic models are used to capture market risk, credit risk, insurance risk and operational risk. Scenarios are specified centrally to provide consistency across businesses and to achieve a minimum standard. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital when appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks.
      This model is used to support our Individual Capital Assessments (ICA) which are reported to the FSA for all our UK regulated insurance businesses. The FSA uses the results of our ICA process when setting target levels of capital for our UK regulated insurance businesses. In line with FSA requirements, the ICA estimates the capital required to mitigate the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
      The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer term profits emerging from in-force and new business, allowing for consideration of longer term value emergence as well as shorter term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II
The development of Solvency II continues in 2011. The European Commission is focused on concluding the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II. The implementation data continues to be discussed in the context of the ongoing draft Omnibus II directive deliberations. Aviva continues to actively participate in these developments through the key European industry working groups and engaging with the FSA and HM Treasury to inform the on-going negotiations in Brussels.

C2 - Group capital structure

The table below shows how our capital, on an MCEV basis, is deployed by segment and how that capital is funded.

	30 June 2011 £m	31 December 2010 £m
Long-term savings	19,981	18,963
General insurance and health	5,298	5,082
Fund management	227	231
Other business	(343)	(119)
Corporate1	(760)	(1,521)
Delta Lloyd	1,061	3,892
Total capital employed	25,464	26,528
Financed by
Equity shareholders' funds	15,861	15,295
Non-controlling interests	2,580	3,977
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	5,132	4,572
External debt	701	1,494
Total capital employed	25,464	26,528

1. "Corporate" includes centrally held tangible net assets, the element of the staff pension scheme deficit or surplus allocated centrally and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

    -       Aviva International Insurance Limited (AII) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

    -       Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arms length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings.
      At 30 June 2011 we had £25.5 billion (31 December 2010: £26.5 billion) of total capital employed in our trading operations, measured on an MCEV basis.
      In May 2011 we issued £450 million of Lower Tier 2 hybrid debt maturing 2041 which may be called from 2021. This transaction had a positive impact on group IGD solvency and Economic Capital measures.
      Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 31.6% (31 December 2010: 31.5%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 9.6 times (31 December 2010: 9.4 times).
      At 30 June 2011 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instrument was £7,104 million (31 December 2010: £7,279 million), with a weighted average cost, post tax, of 4.9% (31 December 2010: 4.5%). The group Weighted Average Cost of Capital (WACC) is 7.2% (31 December 2010: 7.8%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 30 June 2011 was 8.5% (31 December 2010: 9.9%) based on a risk free rate of 3.4% (31 December 2010: 3.4%), an equity risk premium of 4.0% (31 December 2010: 4.0%) and a market beta of 1.3 (31 December 2010: 1.6).

C2 - Group capital structure continued

Shareholders' funds, including non-controlling interest

	30 June 2011 Closing shareholders' funds			31 December 2010 Closing shareholders' funds
	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m
Life assurance
United Kingdom	5,009	1,841	6,850	4,805	1,756	6,561
France	1,911	1,630	3,541	1,700	1,490	3,190
Ireland	1,199	67	1,266	1,171	78	1,249
Italy	1,242	195	1,437	1,256	238	1,494
Poland	247	1,052	1,299	279	1,002	1,281
Spain	1,391	534	1,925	1,291	467	1,758
Other Europe	264	148	412	270	139	409
Aviva Europe	6,254	3,626	9,880	5,967	3,414	9,381
North America	3,490	(1,214)	2,276	3,500	(1,383)	2,117
Asia Pacific	802	173	975	757	147	904
	15,555	4,426	19,981	15,029	3,934	18,963
General insurance and health
United Kingdom	2,966	-	2,966	2,895	-	2,895
France	464	-	464	434	-	434
Ireland	406	-	406	387	-	387
Other Europe	321	-	321	300	-	300
Aviva Europe	1,191	-	1,191	1,121	-	1,121
North America	1,091	-	1,091	1,021	-	1,021
Asia Pacific	50	-	50	45	-	45
	5,298	-	5,298	5,082	-	5,082
Fund management	227	-	227	231	-	231
Other business	(343)	-	(343)	(119)	-	(119)
Corporate	(760)	-	(760)	(1,521)	-	(1,521)
Total capital employed (excluding Delta Lloyd)	19,977	4,426	24,403	18,702	3,934	22,636
Delta Lloyd	1,061	-	1,061	5,089	(1,197)	3,892
Total capital employed	21,038	4,426	25,464	23,791	2,737	26,528
Subordinated debt	(5,132)	-	(5,132)	(4,572)	-	(4,572)
External debt	(701)	-	(701)	(1,494)	-	(1,494)
Total equity	15,205	4,426	19,631	17,725	2,737	20,462
Less:
Non-controlling interests			(2,580)			(3,977)
Direct capital instruments			(990)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			15,861			15,295
Less: goodwill and intangibles1			(4,134)			(4,410)
Equity shareholders funds' excluding goodwill and intangibles			11,727			10,885

1. Goodwill and intangibles comprise £3,107 million (31 December 2010: £3,391 million) of goodwill in subsidiaries, £1,340 million (31 December 2010: £1,357 million) of intangibles in subsidiaries, £156 million (31 December 2010: £156 million) of goodwill and intangibles in joint ventures and £115 million (31 December 2010: £80 million) of goodwill in associates, net of associated deferred tax liabilities of £338 million (31 December 2010: £336 million) and the minority share of intangibles of £246 million (31 December 2010: £238  million).The FY10 comparative has been adjusted to facilitate comparison with HY11 presentation.

C3 Analysis of return on capital employed

C3 i - Analysis of IFRS return on capital employed

			30 June 2011
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance	1,082	880	15,029	11.7%
General insurance and health	438	320	5,082	12.6%
Fund management	42	30	231	26.0%
Other business	(81)	(59)	(119)	99.2%
Corporate2	(210)	(236)	(1,521)	31.0%
Return on total capital employed (excluding Delta Lloyd)	1,271	935	18,702	10.0%
Delta Lloyd	230	196	5,089	7.7%
Return on total capital employed	1,501	1,131	23,791	9.5%
Subordinated debt	(147)	(108)	(4,572)	4.7%
External debt	(17)	(12)	(1,494)	1.6%
Return on total equity	1,337	1,011	17,725	11.4%
Less: Non-controlling interests		(180)	(3,741)	9.6%
Direct capital instrument		-	(990)	-
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		822	12,794	12.8%

1. The operating return is based upon group IFRS operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2. The 'Corporate' loss before tax of £210 million comprises costs of £66 million, net finance charge on the main UK pension scheme of £27 million and interest on internal lending arrangements of £134 million offset by investment return of £17 million.

			31 December 2010
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance	1,988	1,485	14,334	10.4%
General insurance and health	847	614	4,017	15.3%
Fund management	98	69	231	29.9%
Other business	(177)	(125)	(647)	19.3%
Corporate2	(419)	(322)	(1,327)	24.3%
Return on total capital employed (excluding Delta Lloyd)	2,337	1,721	16,608	10.4%
Delta Lloyd	536	437	3,967	11.0%
Return on total capital employed	2,873	2,158	20,575	10.5%
Subordinated debt	(290)	(209)	(4,637)	4.5%
External debt	(33)	(24)	(852)	2.8%
Return on total equity	2,550	1,925	15,086	12.8%
Less: Non-controlling interests		(332)	(3,540)	9.4%
Direct capital instrument		(42)	(990)	4.2%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,534	10,356	14.8%

1. The operating return is based upon group IFRS operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2. The 'Corporate' loss before tax of £419 million comprises costs of £143 million, net finance charge on the main UK pension scheme of £87 million and interest on internal lending arrangements of £246 million offset by investment return of

£57 million.

C3 Analysis of return on capital employed continued

C3 ii - Analysis of MCEV return on capital employed

	30 June 2011
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance
United Kingdom	521	387	6,561	11.8%
France	295	193	3,190	12.1%
Ireland	(9)	(8)	1,249	(1.3)%
Italy	130	88	1,494	11.8%
Poland	98	79	1,281	12.3%
Spain	111	78	1,758	8.9%
Other Europe	20	16	409	7.8%
Aviva Europe	645	446	9,381	9.5%
North America	136	88	2,117	8.3%
Asia Pacific	48	38	904	8.4%
	1,350	959	18,963	10.1%
General insurance and health
United Kingdom2	244	179	2,895	12.4%
France	50	33	434	15.2%
Ireland	33	28	387	14.5%
Other Europe	(3)	(2)	300	(1.3)%
Aviva Europe	80	59	1,121	10.5%
North America	118	85	1,021	16.7%
Asia Pacific	(4)	(3)	45	(13.3)%
	438	320	5,082	12.6%
Fund management	9	7	231	6.1%
Other business	(80)	(56)	(119)	94.1%
Corporate3	(210)	(236)	(1,521)	31.0%
Return on total capital employed (excluding Delta Lloyd)	1,507	994	22,636	8.8%
Delta Lloyd	322	239	3,892	12.3%
Return on total capital employed	1,829	1,233	26,528	9.3%
Subordinated debt	(147)	(108)	(4,572)	4.7%
External debt	(17)	(12)	(1,494)	1.6%
Return on total equity	1,665	1,113	20,462	10.9%
Less: Non-controlling interests		(224)	(3,977)	11.3%
Direct capital instrument		-	(990)	-
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		880	15,295	11.5%

1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. Opening shareholders' funds includes the impact of allocating a share of the UK pension scheme surplus, which increases shareholders' funds and decreases annualised return on capital.

3. The 'Corporate' loss before tax of £210 million comprises costs of £66 million, net finance charge on the main UK pension scheme of £27 million and interest on internal lending arrangements of £134 million offset by investment return of £17 million.

C3 Analysis of return on capital employed continued

C3 ii - Analysis of MCEV return on capital employed continued

	31 December 2010
	Operating return1		Restated Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance
United Kingdom	1,085	778	5,797	13.4%
France	971	637	3,093	20.6%
Ireland	37	31	1,340	2.3%
Italy	266	180	1,695	10.6%
Poland	377	306	1,312	23.3%
Spain	319	224	1,950	11.5%
Other Europe	43	33	348	9.5%
Aviva Europe	2,013	1,411	9,738	14.5%
North America	289	188	1,582	11.9%
Asia Pacific	109	85	741	11.5%
	3,496	2,462	17,858	13.8%
General insurance and health
United Kingdom2	522	376	1,876	20.0%
France	76	62	410	15.1%
Ireland	51	45	450	10.0%
Other Europe	(18)	(15)	329	(4.6)%
Aviva Europe	109	92	1,189	7.7%
North America	222	151	928	16.3%
Asia Pacific	(6)	(5)	24	(20.8)%
	847	614	4,017	15.3%
Fund management	31	21	231	9.1%
Other business	(171)	(121)	(647)	18.7%
Corporate3	(419)	(322)	(1,327)	24.3%
Return on total capital employed (excluding Delta Lloyd)	3,784	2,654	20,132	13.2%
Delta Lloyd	299	216	3,918	5.5%
Return on total capital employed	4,083	2,870	24,050	11.9%
Subordinated debt	(290)	(209)	(4,637)	4.5%
External debt	(33)	(24)	(852)	2.8%
Return on total equity	3,760	2,637	18,561	14.2%
Less: Non-controlling interests		(426)	(4,279)	10.0%
Direct capital instrument		(42)	(990)	4.2%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,152	13,092	16.4%

1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. Opening shareholders' funds includes the impact of allocating a share of the UK pension scheme deficit, which lowers shareholders' funds and increases annualised return on capital.

3. The 'Corporate' loss before tax of £419 million comprises costs of £143 million, net finance charge on the main UK pension scheme of £87 million and interest on internal lending arrangements of £246 million offset by investment return of £57 million.

Page 85

C4 - Capital generation and utilisation

The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operational capital generation a key financial priority.
      The half-year 2011 result of £0.8 billion reinforces our confidence in the capital generation position of the Group. Profits from existing life business remain strong, generating £1.0 billion of capital (HY10: £1.1 billion), with a further £0.3 billion (HY10: £0.3 billion) generated by the general insurance, fund management and non-insurance businesses. Underlying capital generation has improved strongly as the first half of 2010 benefited from the positive impact of the special distribution from the UK with-profit funds, an AXXX reinsurance transaction in the US and a reduction in General Insurance capital requirements as a result of volume changes in prior years. Capital invested in new business remains at £0.5 billion (HY10: £0.5 billion), and continues to benefit from management actions to improve capital efficiency and the utilisation of the RIEESA to finance new business in UK Life. Within the £0.5 billion of capital investment in new business, the life component has reduced by £0.2 billion compared with HY10. The capital investment in non-life business in the period is broadly neutral compared with the release of £0.2 billion in HY10.

	6 months 2011 £bn	6 months 2010 £bn	Full year 2010 £bn
Operational capital generation:
Life in-force profits1	1.0	1.1	2.1
General insurance, fund management and non-insurance profits	0.3	0.3	0.6
Operational capital generated before investment in new business	1.3	1.4	2.7
Capital invested in new business	(0.5)	(0.5)	(1.0)
Operational capital generated after investment in new business	0.8	0.9	1.7

1. The life in-force profits in full year 2010 excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV analysis of free surplus generated.

Operational capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
- IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);

- Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature. Previously the level was assumed to be two times the minimum and did not exclude non-operating items. This change does not have an impact on the 2010 comparatives above.

- Post disposal, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and non-insurance profits on an IFRS basis.

As well as financing new business investment, operational capital generated is used to finance corporate costs, service the Group's debt capital and to finance shareholder dividend distributions. After taking these items into account the net operational capital generated after financing is a £0.1 billion surplus.

	6 months 2011 £bn	6 months 2010 £bn	Full year 2010 £bn
Operational capital generated after investment in new business	0.8	0.9	1.7
Interest, corporate and other costs	(0.4)	(0.3)	(0.6)
External dividend net of scrip	(0.3)	(0.3)	(0.5)
Net operational capital generation after financing	0.1	0.3	0.6

C5 - Capital required to write new business, internal rate of return and payback period

As set out in C4, the group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to high set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ("initial capital"), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.
      The internal rates of return on new business written during the period are set out below.

30 June 2011	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	41	80	121	16%	7
France	22	76	98	11%	8
Ireland	13	15	28	8%	8
Italy	20	63	83	12%	6
Poland	15	5	20	20%	5
Spain	12	41	53	23%	4
Other Europe	21	9	30	16%	6
Aviva Europe	103	209	312	14%	6
North America	36	127	163	14%	5
Asia Pacific	27	16	43	13%	12
Total excluding Delta Lloyd	207	432	639	14.3%	6
Delta Lloyd	26	27	53	10%	10
Total	233	459	692	13.9%	7

30 June 2010	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	59	93	152	15%	7
France	27	95	122	9%	11
Ireland	23	11	34	6%	10
Italy	31	128	159	10%	7
Poland	7	4	11	25%	4
Spain	14	36	50	22%	4
Other Europe	21	7	28	17%	5
Aviva Europe	123	281	404	12%	8
North America	54	178	232	14%	4
Asia Pacific	29	24	53	10%	12
Total excluding Delta Lloyd	265	576	841	12.9%	7
Delta Lloyd	57	65	122	5%	19
Total	322	641	963	12.0%	8

31 December 2010	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	98	198	296	15%	7
France	34	202	236	9%	9
Ireland	34	17	51	5%	11
Italy	32	183	215	11%	6
Poland	16	9	25	25%	4
Spain	25	80	105	22%	4
Other Europe	41	16	57	14%	6
Aviva Europe	182	507	689	13%	7
North America	65	366	431	14%	4
Asia Pacific	62	34	96	11%	13
Total excluding Delta Lloyd	407	1,105	1,512	13.3%	7
Delta Lloyd	106	112	218	6%	16
Total	513	1,217	1,730	12.5%	8

C5 - Capital required to write new business, internal rate of return and payback period continued

The capital invested data above is stated gross of non-controlling interests and valued on a point of sale basis. This differs from the analysis of life and pensions earnings in notes E7 and E9 which is stated net of minorities, valued on a year-end basis and benefits from the writing of new business in the UK Life RIEESA. The reconciliation is as follows:

6 months 2011	£m
Total capital invested	692
Non-controlling interests	(114)
Benefit of RIEESA on new business funding	(47)
Timing differences (point of sale versus year end basis)	(14)
New business impact on free surplus (continuing and discontinued operations)	517

C6 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.

Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2011 £bn	31 December 2010 £bn
Insurance Groups Directive (IGD) capital resources	5.0	10.6	15.6	16.3
Less: capital resource requirement	(5.0)	(6.6)	(11.6)	(12.5)
Insurance Group Directive (IGD) excess solvency	-	4.0	4.0	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £0.2 billion since 31 December 2010 to £4.0 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Operating profits net of other income and expenses	0.5
Movement in Lower Tier II Hybrid	0.4
Dividends net of scrip	(0.3)
Market movements including foreign exchange	(0.3)
Pension scheme funding	(0.2)
Increase in Capital Resource Requirement	(0.1)
Impact of Delta Lloyd sell down	0.1
Increase in market valuation of RAC	0.2
Other	(0.1)
Estimated IGD solvency surplus at 30 June 2011	4.0

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

C6 - Regulatory capital continued

Regulatory capital - Long-term businesses

For our worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are generally set for each business unit as the higher of:
■ The level of capital at which the local regulator is empowered to take action;
■ The capital requirement of the business unit under the group's economic capital requirements; and
■ The target capital level of the business unit.

For Aviva US, the required capital is set at 325% of the NAIC Company Action Level in line with management targets and target credit ratings.
      The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our life business, excluding Delta Lloyd, expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 128% (31 December 2010: 130%). These levels of required capital are used in the calculation of the group's embedded value to evaluate the cost of locked in capital. At 30 June 2011 the aggregate regulatory requirements based on the EU minimum test amounted to £6.2 billion (31 December 2010: £6.0 billion). At this date, the actual net worth held in our long-term business was £9.0 billion (31 December 2010: £8.7 billion) which represents 145% (31 December 2010: 145%) of these minimum requirements.

Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub Fund (OWPSF), New With-Profit Sub Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet at 30 June 2011 and 31 December 2010.

		30 June 2011					31 December 2010
	Estimated realistic assets £bn	Realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Support Arrange- ment3 £bn	Estimated risk Capital Margin5 £bn	Estimated excess £bn	Estimated excess £bn
NWPSF	19.9	(19.9)	-	1.3	(0.3)	1.0	0.8
OWPSF	3.1	(2.8)	0.3	-	(0.1)	0.2	0.2
WPSF4	20.1	(18.0)	2.1	-	(0.4)	1.7	1.4
Aggregate	43.1	(40.7)	2.4	1.3	(0.8)	2.9	2.4

1. These realistic liabilities include the shareholders' share of future bonuses of £0.6 billion (31 December 2010: £0.7 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £40.1 billion (31 December 2010: £41.5 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.7 billion, £0.3 billion and £2.9 billion for NWPSF, OWPSF and WPSF respectively (31 December 2010: £1.9 billion, £0.3 billion and £3.1 billion).

2. Estimated realistic inherited estate at 31 December 2010 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.

3. The support arrangement represents the reattributed estate of £1.3 billion at 30 June 2011 (31 December 2010: £1.2 billion) held within the non-profit fund with WPSF included within the other UK Life operations.

4. The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.
5. The risk capital margin (RCM) is 4.9 times covered by the inherited estate and support arrangement (31 December 2010: 3.7 times).

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	30 June 2011%	31 December 2010%
Equity	26%	26%
Property	16%	16%
Fixed interest	55%	57%
Other	3%	1%

The equity backing ratios, including property, supporting with-profit asset shares are 69% in NWPSF and OWPSF, and 68% in WPSF.

C7 - IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and noneconomic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term businesses

	30 June 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	5	(105)	60	(120)	(50)	(5)	(40)
Insurance non-participating	(160)	160	40	(40)	(20)	(55)	(320)
Investment participating	(285)	220	80	(75)	(5)	-	-
Investment non-participating	(20)	20	15	(20)	(5)	-	-
Assets backing life shareholders' funds	(5)	10	20	(20)	-	-	-
Total excluding Delta Lloyd	(465)	305	215	(275)	(80)	(60)	(360)

	30 June 2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(25)	(70)	60	(120)	(50)	(5)	(40)
Insurance non-participating	(555)	595	40	(40)	(20)	(55)	(320)
Investment participating	(285)	220	80	(75)	(5)	-	-
Investment non-participating	(100)	110	15	(20)	(5)	-	-
Assets backing life shareholders' funds	(120)	125	25	(25)	-	-	-
Total excluding Delta Lloyd	(1,085)	980	220	(280)	(80)	(60)	(360)

C7 - IFRS Sensitivity analysis continued

Long-term businesses continued

	31 December 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(35)	(155)	45	(105)	(30)	(10)	(45)
Insurance non-participating	(210)	225	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	-	-	-
Investment non-participating	(10)	10	10	(10)	(5)	-	-
Assets backing life shareholders' funds	30	(35)	15	(10)	-	-	-
Total - continuing operations	(245)	60	130	(220)	(45)	(55)	(350)
Discontinued operations	(60)	5	200	(200)	(40)	-	(5)
Total	(305)	65	330	(420)	(85)	(55)	(355)

	31 December 2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(60)	(125)	40	(100)	(30)	(10)	(45)
Insurance non-participating	(575)	635	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	-	-	-
Investment non-participating	(90)	100	10	(10)	(5)	-	-
Assets backing life shareholders' funds	(75)	70	20	(15)	-	-	-
Total - continuing operations	(820)	695	130	(220)	(45)	(55)	(350)
Discontinued operations	(70)	25	505	(505)	(40)	-	(5)
Total	(890)	720	635	(725)	(85)	(55)	(355)

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders' equity.
      The sensitivities to economic movements relate mainly to the UK, US and Italy. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders' funds due to the increase in market value of fixed interest securities; similarly a rise in interest rates has a negative impact. In the US most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. The mortality sensitivities relate primarily to the UK.
      Changes in sensitivities between 31 December 2010 and 30 June 2011 reflect the deconsolidation of Delta Lloyd on 6th May 2011, as well as movements in market interest rates, portfolio growth, changes to asset mix and relative durations of assets and liabilities and asset liability management actions.
      The impact on the Group's results from sensitivity to these assumptions can also be found in the MCEV sensitivities included in the alternative method of reporting long-term business profits section.

C7 - IFRS Sensitivity analysis continued

General insurance and health businesses

	30 June 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(220)	205	50	(50)	(70)	(155)
Net of reinsurance excluding Delta Lloyd	(280)	280	50	(50)	(70)	(150)

	30 June 2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(220)	205	50	(50)	(30)	(155)
Net of reinsurance excluding Delta Lloyd	(280)	280	50	(50)	(30)	(150)

	31 December 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(110)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(135)	(325)

Net of reinsurance - continuing operations	(290)	285	45	(50)	(110)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(35)
Total net of reinsurance	(360)	365	95	(100)	(135)	(315)

	31 December 2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(30)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(35)	(325)

Net of reinsurance - continuing operations	(290)	285	45	(50)	(30)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(35)
Total net of reinsurance	(360)	365	95	(100)	(35)	(315)
For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance businesses
	30 June 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(20)	20	5	35
	30 June 2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(20)	20	10	35
	31 December 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	(5)	55
Discontinued operations	20	(20)	20	(20)
Total	5	(5)	15	35
	31 December 2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	-	50
Discontinued operations	(15)	25	20	(20)
Total	(30)	40	20	30

C7 - IFRS Sensitivity analysis continued

The sensitivity of the Group's fund management and non-insurance business to movements in equity and property markets includes the impact of hedging instruments held at Group Centre.

Delta Lloyd
The HY11 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business. The main financial sensitivities in Delta Lloyd are as follows:

Interest rate risk
Delta Lloyd Group incurs interest rate risk as the value of its assets and liabilities depend on different yield curves. All fixed income assets and instruments bear an additional risk, as the yields on these assets may develop differently from the yields used for discounting the liabilities.

Equity risk and property risk
The Delta Lloyd equity risk is managed by hedging a major part of its equity portfolio. By use of equity options Delta Lloyd Group is protected against the downside risk in the equity portfolio while maintaining upward potential. For property risk Delta Lloyd Group's risk management strategy is focused on retaining a high-quality self-managed portfolio.

Credit risk
The Delta Lloyd credit risk is related primarily to government bonds, corporate bonds, mortgages, reinsurance and other loans. Delta Lloyd maintains a diversified fixed-income investment portfolio that is structured to match its insurance liabilities.

Sensitivity analysis
The financial risk management strategy aims to minimise the exposure to market fluctuations. The techniques used include selling investments, changing investment portfolio allocation and using derivative financial instruments.
      Delta Lloyd's General Insurance business is subject to underwriting, reserve and catastrophe risks, but manages these risks via its governance, control processes, and the purchase of reinsurance.

Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

Analysis of assets

Analysis of assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.

D1 - Total assets - Shareholder/policyholder exposure to risk

30 June 2011	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	5,732	5,732	(513)	5,219
Interests in joint ventures and associates	286	1,582	1,727	3,595	(14)	3,581
Property and equipment	-	121	377	498	(31)	467
Investment property	4,424	5,660	1,152	11,236	-	11,236
Loans	-	6,232	18,608	24,840	(12)	24,828
Financial investments
Debt securities	14,997	85,861	54,796	155,654	-	155,654
Equity securities	23,295	12,103	1,237	36,635	-	36,635
Other investments	27,898	5,745	2,077	35,720	(3)	35,717
Reinsurance assets	1,389	733	4,449	6,571	(1)	6,570
Deferred tax assets	-	-	138	138	(2)	136
Current tax assets	-	-	112	112	-	112
Receivables and other financial assets	323	2,773	6,259	9,355	(84)	9,271
Deferred acquisition costs and other assets	122	222	5,631	5,975	(19)	5,956
Prepayments and accrued income	135	1,580	1,684	3,399	(9)	3,390
Cash and cash equivalents	4,334	10,259	8,553	23,146	(40)	23,106
Assets of operations classified as held for sale	-	-	-	-	728	728
Total	77,203	132,871	112,532	322,606	-	322,606
Interest in Delta Lloyd as an associate	-	-	1,061	1,061	-	1,061
Total (excluding Delta Lloyd as an associate)	77,203	132,871	111,471	321,545	-	321,545
Total % (excluding Delta Lloyd as an associate)	24.0%	41.3%	34.7%	100.0%	0.0%	100.0%
FY10 as reported	85,462	136,787	147,858	370,107	-	370,107
Delta Lloyd	10,947	8,815	39,501	59,263	-	59,263
FY10 Total (excluding Delta Lloyd)	74,515	127,972	108,357	310,844	-	310,844
FY10 Total % (excluding Delta Lloyd)	24.0%	41.2%	34.8%	100.0%	-	100.0%

As at 30 June 2011, 34.7% of our total asset base was shareholder assets, 41.3% participating assets where Aviva shareholders have partial exposure, and 24.0% policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprised £264.1billion, compared to £254.6 billion at 31 December 2010 (excluding Delta Lloyd).
      During 2011 Aviva have completed a partial disposal of their equity holding in Delta Lloyd.
      At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd's issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd's assets and liabilities. At 30 June 2011 Aviva held 43% of Delta Lloyd's issued equity and is no longer considered to have control of Delta Lloyd. The Group therefore no longer consolidates Delta Lloyd's assets and liabilities as at 30 June 2011. In place of 100% of Delta Lloyd's assets, there is a substantial asset shown as a 'Share in joint ventures and associates' which represents Aviva's equity share of Delta Lloyd. As a result, a direct comparison of the 31 December 2010 and 30 June 2011 balance sheets for asset quality purposes would be distorted by the effect of this deconsolidation. Throughout the disclosure, therefore, Delta Lloyd have been excluded for the purposes of the 31 December 2010 balance sheet to allow a proper comparison.  Aviva continue to actively monitor the quality of Delta Lloyd's balance sheet and manage the Group balance sheet holistically including all sources of risk within our overall risk appetite.

D2 - Total assets - Valuation bases/fair value hierarchy

	30 June 2011
Total assets	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	5,732	-	5,732
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	2,534	2,534
Property and equipment	245	253	-	498
Investment property	11,236	-	-	11,236
Loans	15,757	9,083	-	24,840
Financial investments
Debt securities	155,654	-	-	155,654
Equity securities	36,635	-	-	36,635
Other investments	35,720	-	-	35,720
Reinsurance assets	-	6,571	-	6,571
Deferred tax assets	-	-	138	138
Current tax assets	-	-	112	112
Receivables and other financial assets	-	9,355	-	9,355
Deferred acquisition costs and other assets	-	5,975	-	5,975
Prepayments and accrued income	-	3,399	-	3,399
Cash and cash equivalents	23,146	-	-	23,146
Total (excluding Delta Lloyd as an associate)	278,393	40,368	2,784	321,545
Total % (excluding Delta Lloyd as an associate)	86.6%	12.6%	0.8%	100.0%
FY10 Total (excluding Delta Lloyd)	270,973	37,171	2,700	310,844
FY10 Total % (excluding Delta Lloyd)	87.2%	11.9%	0.9%	100%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Policyholder assets 30 June 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	286	286
Property and equipment	-	-	-	-
Investment property	4,424	-	-	4,424
Loans				-
Debt securities	14,997	-	-	14,997
Equity securities	23,295	-	-	23,295
Other investments	27,898	-	-	27,898
Reinsurance assets	-	1,389	-	1,389
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	323	-	323
Deferred acquisition costs and other assets	-	122	-	122
Prepayments and accrued income	-	135	-	135
Cash and cash equivalents	4,334	-	-	4,334
Total (excluding Delta Lloyd as an associate)	74,948	1,969	286	77,203
Total % (excluding Delta Lloyd as an associate)	97.0%	2.6%	0.4%	100.0%
FY10 Total (excluding Delta Lloyd)	72,280	1,644	591	74,515
FY10 Total % (excluding Delta Lloyd)	97.0%	2.2%	0.8%	100%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Participating fund assets 30 June 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	1,582	1,582
Property and equipment	27	94	-	121
Investment property	5,660	-	-	5,660
Loans	1,017	5,215	-	6,232
Financial investments
Debt securities	85,861	-	-	85,861
Equity securities	12,103	-	-	12,103
Other investments	5,745	-	-	5,745
Reinsurance assets	-	733	-	733
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,773	-	2,773
Deferred acquisition costs and other assets	-	222	-	222
Prepayments and accrued income	-	1,580	-	1,580
Cash and cash equivalents	10,259	-	-	10,259
Total (excluding Delta Lloyd as an associate)	120,672	10,617	1,582	132,871
Total % (excluding Delta Lloyd as an associate)	90.8%	8.0%	1.2%	100.0%
FY10 Total (excluding Delta Lloyd)	118,517	8,936	519	127,972
FY10 Total % (excluding Delta Lloyd)	92.6%	7.0%	0.4%	100%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Shareholder assets 30 June 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	5,732	-	5,732
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	-	-	666	666
Property and equipment	218	159	-	377
Investment property	1,152	-	-	1,152
Loans	14,740	3,868	-	18,608
Financial investments
Debt securities	54,796	-	-	54,796
Equity securities	1,237	-	-	1,237
Other investments	2,077	-	-	2,077
Reinsurance assets	-	4,449	-	4,449
Deferred tax assets	-	-	138	138
Current tax assets	-	-	112	112
Receivables and other financial assets	-	6,259	-	6,259
Deferred acquisition costs and other assets	-	5,631	-	5,631
Prepayments and accrued income	-	1,684	-	1,684
Cash and cash equivalents	8,553	-	-	8,553
Total (excluding Delta Lloyd as an associate)	82,773	27,782	916	111,471
Total % (excluding Delta Lloyd as an associate)	74.3%	24.9%	0.8%	100.0%
FY10 Total (excluding Delta Lloyd)	80.176	26,591	1,590	108,357
FY10 Total % (excluding Delta Lloyd)	74.0%	24.5%	1.5%	100%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Financial instruments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as "other than trading").
      In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
      Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.
■ Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

■ Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

■ Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.
      The table below presents an analysis of investments according to fair value hierarchy:

	Fair value hierarchy
Total assets 30 June 2011	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	11,236	-	11,236	-	-	11,236
Loans	-	15,757	-	15,757	9,083	(12)	24,828
Debt securities	106,393	40,352	8,909	155,654	-	-	155,654
Equity securities	35,383	724	528	36,635	-	-	36,635
Other investments (including derivatives)	27,121	5,749	2,850	35,720	-	(3)	35,717
Total	168,897	73,818	12,287	255,002	9,083	(15)	264,070
Total %	64.0%	28.0%	4.6%	96.6%	3.4%	-	100.0%
FY10 Total (excluding Delta Lloyd)	163,302	71,153	11,830	246,285	8,352	-	254,637
FY10 Total % (excluding Delta Lloyd)	64.1%	28.0%	4.6%	96.7%	3.3%	-	100%

At 30 June 2011, the proportion of total financial investments, loans and investment properties classified as Level 1 in the fair value hierarchy were broadly level at 64.0% (31 December 2010: 64.1%). At Level 2 and Level 3 (fair valued using models with significant unobservable market parameters) financial investments, loans and investment properties have remained constant at 28.0% (31 December 2010: 28.0%) and 4.6% (31 December 2010: 4.6%) , respectively

D3 - Analysis of asset quality

D3.1 - Goodwill, Acquired value of in-force business and intangible assets

The group's goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the group's business combinations. These business combinations include several bancassurance arrangements, which have resulted in £689 million of the total £3,107 million of goodwill and £797 million of the total £2,625 million of other intangible assets. These balances primarily represent the value of bancassurance distribution agreements acquired in these business combinations, and are before the deduction of goodwill and other intangibles held for sale.

D3.2 - Investment property

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	11,224	-	11,224	-	10,936	-	10,936
Vacant investment property/held for capital appreciation	-	12	-	12	-	85	-	85
Total	-	11,236	-	11,236	-	11,021	-	11,021
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	1,140	-	1,140	-	485	-	485
Vacant investment property/held for capital appreciation	-	12	-	12	-	14	-	14
Total	-	1,152	-	1,152	-	499	-	499
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

90% (31 December 2010: 95%) of investment properties by value are held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in Property Limited Partnerships (PLPs). Depending on the Group's interest in these PLPs its investments are classified as either interest in joint ventures, unit trusts or consolidated as a subsidiary, in which case the underlying investment properties held by the PLP are included on the balance sheet. The increase in shareholder exposure to investment properties is a result of the consolidation of more PLPs at 30 June 2011 compared to 2010 and is entirely offset by a reduction in shareholder exposure to PLPs classified as joint ventures.
      Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
      99% (31 December 2010: 99%) of investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.3 - Loans
The Group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions.
These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans and advances to customers of our banking business, and to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans - Total assets 30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	39	977	433	38	1,487
Loans and advances to banks	4,783	-	-	-	4,783
Mortgage loans	16,082	4	2,192	-	18,278
Other loans	177	15	98	2	292
Total*	21,081	996	2,723	40	24,840
Total %	84.8%	4.0%	11.0%	0.2%	100.0%
FY10 Total (excluding Delta Lloyd)	20,407	977	2,529	40	23,953
FY10 Total % (excluding Delta Lloyd)	85.2%	4.1%	10.5%	0.2%	100.0%

*Includes £12 million classified as held for sale

Loans - Total shareholder assets 30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	14	231	38	290
Loans and advances to banks	856	-	-	-	856
Mortgage loans	15,071	1	2,109	-	17,181
Other loans	177	4	98	2	281
Total*	16,111	19	2,438	40	18,608
Total %	86.6%	0.1%	13.1%	0.2%	100.0%
FY10 Total (excluding Delta Lloyd)	15,899	18	2,256	40	18,213
FY10 Total % (excluding Delta Lloyd)	87.3%	0.1%	12.4%	0.2%	100.0%

The value of the group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 30 June 2011 stood at £24.8 billion (31 December 2010 (excluding Delta Lloyd): £24.0 billion), an increase of £0.8 billion.
      The total shareholder exposure to loans increased to £18.6 billion (31 December 2010 (excluding Delta Lloyd): £18.2 billion), and represented 75% of the total loan portfolio, with the remaining 25% in participating funds (£6.2 billion).

D3 - Analysis of asset quality continued

D3.3 - Loans continued

Mortgage loans - Shareholder assets

30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Non-securitised mortgage loans
- Residential	-	1	-	-	1
- Equity release	2,092	-	-	-	2,092
- Commercial	8,166	-	2,109	-	10,275
- Healthcare	2,897	-	-	-	2,897
	13,155	1	2,109	-	15,265
Securitised mortgage loans	1,916	-	-	-	1,916
Total	15,071	1	2,109	-	17,181
FY10 Total (excluding Delta Lloyd)	14,918	1	1,943	-	16,862

Of the group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 74% (31 December 2010 (excluding Delta Lloyd): 74%) is invested in mortgage loans. The group's mortgage loan portfolio spans several business units, primarily in the UK and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva shareholders are exposed predominantly to mortgage loans (accounting for 92% of total Shareholder asset loans). This section focuses on explaining the residual shareholder risk within these exposures.
      Mortgage loan assets are divided into type of loan (residential, equity release, commercial, healthcare and securitised) and the regions in which they are held (predominantly United Kingdom and the United States). Each loan type and region has its own unique characteristic and composition.

UK Residential
The UK non-securitised residential mortgage portfolio has a total current value of £2.1 billion (31 December 2010: £2.0 billion). The increase from 2010 to 2011 relates to c£0.2bn of new loans and accrued interest offset by c£0.1bn of repayments and fair value losses. These mortgages are all in the form of equity release, whereby homeowners that usually own a fully paid up property will mortgage it to release cash equity. Due to the low relative levels of equity released in each property, they predominantly all currently have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 29% (31 December 2010: 26%). We therefore consider these mortgages to be low risk.

Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears

United Kingdom - shareholder assets

30 June 2011	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Not in arrears	211	19	119	1,195	2,117	827	595	1,548	1,008	307	7,946
0 - 3 months	-	-	-	-	-	-	-	3	-	-	3
3 - 6 months	11	-	-	-	-	-	6	35	-	-	52
6 - 12 months	9	43	7	-	-	-	-	59	1	-	119
> 12 months	12	-	-	-	-	23	3	-	-	8	46
Total	243	62	126	1,195	2,117	850	604	1,645	1,009	315	8,166

Of the total £9.2 billion of UK non-securitised commercial mortgage loans, held in both the shareholder and participating funds, £8.8 billion are held by our UK Life business to back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods. Aviva UK General Insurance hold the remaining £405 million of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
      Loan service collection ratios, a key indicator of mortgage portfolio performance, remained high during the period. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, remained stable at 1.32x due to low levels of material tenant defaults. In addition, mortgage LTV's were little changed over the period whilst the amount of uncovered exposure has reduced.
      All loans in arrears have been assessed for impairment. Of the £220 million (31 December 2010: £246 million) value of loans in arrears, the interest and capital amount in arrears is only £19.5 million. The valuation allowance (including supplementary provisions) made in the UK for corporate bonds and commercial mortgages (including healthcare mortgages) carried at fair value equates to 66bps and 79bps respectively at 30 June 2011 (31 December 2010: 63bps and 78bps respectively). This is equivalent to a valuation allowance of £1.3 billion (31 December 2010: £1.3 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio which maintains a strong buffer against potential future losses. In addition, we hold £91 million (31 December 2010: £60 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.

D3 - Analysis of asset quality continued
D3.3 - Loans continued
The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over other assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above."

UK Primary Healthcare & PFI
Of the £11.1 billion (31 December 2010: £11.0 billion) UK non-securitised commercial and healthcare mortgage loans in the Shareholders Fund, £2.9 billion (31 December 2010: £2.8 billion) relates to primary healthcare & PFI businesses and is secured against General Practitioner premises, other primary health related premises or schools leased to government bodies. For all such loans, Government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 90%, although as explained above, we do not consider this to be a key risk driver. Income support from the government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears

North America - shareholder assets

30 June 2011	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	11	-	14	19	9	39	58	189	435	1,315	2,089
0 - 3 months	-	-	-	1	-	2	-	-	-	-	3
3 - 6 months	-	-	-	-	17	-	-	-	-	-	17
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	11	-	14	20	26	41	58	189	435	1,315	2,109
Total %	0.5%	0.0%	0.7%	0.9%	1.2%	1.9%	2.8%	9.0%	20.6%	62.4%	100.0%

Aviva USA currently holds £2.1 billion (31 December 2010: £1.9 billion) of commercial mortgages under shareholder assets. Of these, 62% (31 December 2010: 59%) have LTV ratios of below 70%, and 92% (31 December 2010: 90%) have LTV ratios of below 90%. The mortgage portfolio currently has a total of £71 million (3% of portfolio) in principal balances where the LTV exceeds 100%. These mortgages continue to perform well, reflecting:
■ Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 65% (31 December 2010: 65%);
■ A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
■ Strong LIC ratios, with 94% of the loans having an LIC above 1.4x, and 3% with LIC below 1.0x.

As at 30 June 2011, the actual amount of payment in arrears was £1.2 million.

Securitised mortgage loans
Of the total securitised residential mortgages (£1.9 billion), approximately £262 million of securities are still held by Aviva. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3 - Analysis of asset quality continued

D3.4 - Financial investments

Total Assets	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m
Debt securities	151,271	8,270	(3,887)	155,654	145,418	7,104	(3,671)	148,851
Equity securities	32,981	5,595	(1,941)	36,635	32,077	5,431	(2,038)	35,470
Other investments	34,732	1,868	(880)	35,720	33,225	2,733	(618)	35,340
Total	218,984	15,733	(6,708)	228,009	210,720	15,268	(6,327)	219,661

The table above is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments.
      Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds or unit linked funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds and the staff pension schemes, where the holdings are designed to maximise long-term returns with an acceptable level of risk. The vast majority of equity investments are valued at quoted market prices.

D3.4.1 - Debt securities

	30 June 2011
	Fair value hierarchy
Debt securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	2,125	-	-	2,125
Non-UK Government	6,048	4,149	117	10,314
Europe	4,901	273	-	5,174
North America	363	3,480	11	3,854
Asia Pacific & Other	784	396	106	1,286
Corporate bonds - Public utilities	2,298	2,723	17	5,038
Corporate convertible bonds	7	133	-	140
Other corporate bonds	9,903	20,534	444	30,881
Other	1,376	4,728	194	6,298
Total	21,757	32,267	772	54,796
Total %	39.7%	58.9%	1.4%	100.0%
FY10 (excluding Delta Lloyd)	21,040	32,285	845	54,170
FY10% (excluding Delta Lloyd)	38.8%	59.6%	1.6%	100.0%

Only 1.4% (31 December 2010: 1.6%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      40% of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1 (31 December 2010: 39%). The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84% (31 December 2010: 84%).

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 30 June 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	2,105	-	-	-	-	-	2,105
UK local authorities	4	-	-	-	-	16	20
Non-UK Government	5,278	3,308	1,130	365	163	70	10,314
	7,387	3,308	1,130	365	163	86	12,439
Corporate
Public utilities	12	344	2,709	1,603	82	288	5,038
Convertibles and bonds with warrants	7	-	47	85	-	1	140
Other corporate bonds	1,538	4,947	10,214	8,647	1,385	4,150	30,881
	1,557	5,291	12,970	10,335	1,467	4,439	36,059
Certificates of deposits	-	161	160	117	108	20	566
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	12	5	6	11	131	-	165
RMBS non-agency prime	108	20	10	21	23	-	182
RMBS agency	1,378	-	-	-	-	-	1,378
	1,498	25	16	32	154	-	1,725
CMBS	1,280	215	368	144	211	3	2,221
ABS	687	167	148	77	30	23	1,132
CDO (including CLO)	-	-	-	1	107	-	108
ABCP	-	-	-	-	-	-	-
ABFRN	-	-	-	-	-	-	-
	1,967	382	516	222	348	26	3,461
Wrapped credit	-	186	85	83	40	56	450
Other	-	4	92	-	-	-	96
Total	12,409	9,357	14,969	11,154	2,280	4,627	54,796
Total %	22.6%	17.1%	27.3%	20.4%	4.2%	8.4%	100.0%
FY10 (excluding Delta Lloyd)	13,280	8,112	14,796	10,936	2,146	4,900	54,170
FY10% (excluding Delta Lloyd)	24.5%	15.0%	27.3%	20.2%	4.0%	9.0%	100.0%

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the first two quarters of 2011. 23% of shareholder exposure to debt securities is in government holdings (31 December 2010 (excluding Delta Lloyd): 23%). Our corporate debt securities portfolio represents 66% (31 December 2010 (excluding Delta Lloyd): 65%) of total shareholder debt securities.
      The majority of non-rated corporate bonds are held by our businesses in the US and UK.
      During the first two quarters of 2011, the proportion of our shareholder debt securities that are investment grade remained relatively stable at 87.4% (31 December 2010 (excluding Delta Lloyd): 87.0%). The remaining 12.6% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 4.2% are debt securities that are rated as below investment grade

■ 3.7% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency

■ 4.7% are not rated by the major rating agencies or the NAIC.
Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.1 billion (3.8% of total shareholder debt securities) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 86% of this exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our US business. 95% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent less than 0.1% of shareholder exposure to debt securities.

D3.4.2 - Equity securities

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	27	-	-	27	22	-	-	22
Banks, trusts and insurance companies	186	84	367	637	201	78	352	631
Industrial miscellaneous and all other	247	-	10	257	247	2	9	258
Non-redeemable preferred shares	-	316	-	316	2	196	4	202
Total	460	400	377	1,237	472	276	365	1,113
Total %	37.2%	32.3%	30.5%	100.0%	42.4%	24.8%	32.8%	100.0%

37% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (31 December 2010: 42%). The increase in absolute amount and relative proportion of Level 2 shareholder equities is principally a result of an increase of £112 million in non-redeemable preference shares held by our Canadian business unit, following a strategic decision to further invest in this asset class. As a result Level 2 shareholder equities as proportion of total shareholder equities have increased from 25% in 2010 to 32% at 30 June 2011.
      Shareholder investments include a strategic holding in UniCredit and other Italian banks of £459 million (£287 million net of non-controlling interest share).

D3.4.3 - Other investments

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	205	140	300	645	275	202	262	739
Derivative financial instruments	65	1,060	13	1,138	67	899	10	976
Deposits with credit institutions	146	-	30	176	161	11	28	200
Minority holdings in property management undertakings	-	56	-	56	-	60	-	60
Other	11	-	51	62	9	2	51	62
Total	427	1,256	394	2,077	512	1,174	351	2,037
Total %	20.5%	60.5%	19.0%	100.0%	25.1%	57.7%	17.2%	100.0%

In total 81% (31 December 2010: 83%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy. The unit trusts and other investment vehicles invest in a variety of assets with the majority of the value being invested in Property and Equity securities with a smaller portion being invested in Debt Securities. The relative increase Level in 2 and 3 other investments compared to Level 1 investments reflect asset allocation decisions made by individual businesses rather than transfers between fair value hierarchies. In the UK there has been a reduction in shareholder investments in unit trusts (predominately Level 1), while in the US there have been some further investments made in hedge funds (classified as Level 3). The increase in shareholder exposure to Level 2 derivative instruments arises in our US business, principally as a result of valuation increases on index options.

D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The total impairment expense for the six months to 30 June 2011 for AFS debt securities was £8 million (31 December 2010: £79 million) of which £7 million relates to Alt-A securities in our U.S. business, that are not yet in default. However, continued deterioration in market values and defaults on more junior tranches are considered indicators of impairment.
      Total unrealised losses on available for sale debt securities at 30 June 2011 were £115 million (31 December 2010: £373 million) and are at their lowest level since the onset of the credit crisis in 2007.
      Since the disposal of Delta Lloyd the Group no longer has any significant direct interest in equity securities classified as available for sale.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.5 - Exposures to peripheral European countries

As with other disclosures in the analysis of assets section, all current and comparative figures stated below exclude Delta Lloyd.
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are held on a mark to market through the profit and loss basis under IAS 39, and therefore our balance sheet and profit and loss statement already reflect any reduction in value between the date of purchase and the balance sheet date.
      We have limited exposure to Greek sovereign, financial or other counterparties, especially within our shareholder assets.

Direct exposures to Greece (net of non-controlling interests, excluding policyholder assets)
30 June 2011	Participating fund assets £m	Shareholder assets £m	Total £m
Sovereign	72	1	73
Financial	-	10	10
Non financial	3	4	7
Total	75	15	90
Our exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain has reduced since FY10 and is detailed below. 98% (FY10: 73%) of our shareholder asset exposure to Greece, Ireland, Portugal and Spain countries arises from investment exposure in businesses domiciled in the respective countries.

Direct sovereign exposures to Greece, Ireland, Portugal and Spain (net of non-controlling interests, excluding policyholder assets)
30 June 2011	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Greece	0.1	-	0.1
Ireland	0.4	0.2	0.6
Portugal	0.3	-	0.3
Spain	0.6	0.3	0.9
Total Greece, Ireland, Portugal and Spain	1.4	0.5	1.9
FY10 Greece, Ireland, Portugal and Spain	1.4	0.7	2.1
In addition, we hold £7.5 billion of Italian sovereign debt. The significant majority of this holding is within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Direct sovereign exposures to Italy (net of non-controlling interests, excluding policyholder assets)
30 June 2011	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Italy	6.6	0.9	7.5

D4 - Pension fund assets

In addition to the assets recognised directly on the group's balance sheet outlined in the disclosures above, the Group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension deficit. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the group's consolidated statement of financial position.
      Plan assets include insurance policies of £155 million in the UK scheme. The 2010 comparatives exclude insurance policies in the Dutch scheme which were considered non-transferable under the requirements of IAS 19 and so were excluded as assets of the relevant scheme in this table. Delta Lloyd ceased to be a subsidiary on 6 May 2011.

			30 June 2011		31 December 2010
	United Kingdom £m	Ireland £m	Canada £m	Total £m	United Kingdom £m	Delta Lloyd £m	Ireland £m	Canada £m	Total £m
Equities	1,190	47	55	1,292	2,435	-	50	54	2,539
Bonds	6,604	236	148	6,988	5,533	-	202	150	5,885
Property	587	18	-	605	558	-	17	-	575
Other	1,180	107	11	1,298	835	7	118	12	972
Total	9,561	408	214	10,183	9,361	7	387	216	9,971

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
      The principal asset risks to which the scheme is exposed are:
■ Equity market risk - the effect of equity market falls on the value of plan assets.
■ Inflation risk - the effect of inflation rising faster than expected on the value of the plan liabilities.
■ Interest rate risk - falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds

To ensure access to liquidity as and when needed, the Group maintains over £2.1 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit rating of Aviva plc's £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

£m
Expiring in one year	800
Expiring beyond one year	1,315
Total	2,115

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

End of Part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary